December 9, 2010

VIA EDGAR CORRESPONDENCE

Ms. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Munder Series Trust (“Trust”) on behalf of the Growth Opportunities Fund
(File No. 333-169088)

Dear Ms. Williams:

This letter responds to the comments on Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 for Munder Series Trust, on behalf of the Munder Growth Opportunities Fund, filed on EDGAR on September 29, 2010, which were provided to me by telephone on November 16, 2010 by Ms. Patricia Williams of the staff of Securities and Exchange Commission (“SEC Staff”).

1.             SEC Staff Comment:  On the first page of the Combined Proxy Statement/Prospectus, please remove Munder Energy Fund and Munder Healthcare Fund.  Please include Munder Growth Opportunities Fund on the first page.

Response:  The Registrant will make the change as requested.

2.             SEC Staff Comment:  In the section “Proposal 1–Approval of the Agreements and Plans of Reorganization-Common Questions and Answers about the Proposed Reorganizations”, under the question “How do the fees paid by the Target Fund compare to those payable by each Fund?”, please include disclosure that if the merger occurs the fees including the management fee will increase for the Energy Fund’s shareholders.

Response:  The Registrant will make the change as requested.

3.             SEC Staff Comment:  In the section “Proposal 1 – Approval of the Agreements and Plans of Reorganization-Proposed Reorganizations-Comparison of Fees and Expenses”, please remove from Table A the following parenthetical “(Based on the fiscal year ended June 30, 2010, without adjustments for changes in net assets and expenses, other than the reduced advisory fee for the Growth Opportunities Fund approved by the Board at the August 17, 2010 meeting.)”

Response:  The Registrant will make the change as requested.

4.             SEC Staff Comment:  In the section “Proposal 1 – Approval of the Agreements and Plans of Reorganization-Proposed Reorganizations-Comparison of Fees and Expenses”, please delete in its entirety Table B projected fees and expenses and the corresponding Table B expense table.

Response:  The Registrant respectfully believes that Table B provides shareholders with relevant information that will help them to evaluate the proposed mergers.  As a result, the Registrant did not delete Table B projected fees and expenses and the corresponding Table B expense table.  The information in Table A is based on the average net assets of the Funds for the entire fiscal year ended June 30, 2010.  The information in Table A does not fully reflect the impact on the fees and expenses of (i) the Energy Fund of shareholder redemptions in the Energy Fund during the fiscal year ended June 30, 2010 and subsequent to that time, and (ii) the increase in assets of the Growth Opportunities Fund subsequent to the fiscal year end of June 30, 2010.  The fees and expenses of the Energy Fund and the Growth Opportunities Fund as of November 30, 2010 are more representative of the fees and expenses that shareholders of the Energy Fund and the Healthcare Fund can expect to incur going forward.  Consequently, the Registrant believes that it is important that the shareholders be provided with this information for their consideration in determining whether to approve the merger.

5.             SEC Staff Comment:  In the section “Proposal 1 – Approval of the Agreements and Plans of Reorganization-Proposed Reorganizations-Comparison of Investment Objectives, Principal Investment Strategies and Risks of Investing in Funds”, please highlight the differences between each Fund’s investment objective and each Fund’s principal investment strategy.

Response:  The Registrant will make the change as requested.

6.             SEC Staff Comment:  In the section “Proposal 1 – Approval of the Agreements and Plans of Reorganization-Proposed Reorganizations-Comparison of Investment Objectives, Principal Investment Strategies and Risks of Investing in Funds-Principal Investment Strategies”, the first sentence of the section states that “The principal investment strategies of the Fund are compatible, although not identical.”  Please explain how the principal investment strategies are compatible.

Response:  The Registrant will make the change as requested.

7.             SEC Staff Comment:  In the section “Proposal 1 – Approval of the Agreements and Plans of Reorganization-Proposed Reorganizations-Information about the Reorganizations-Reasons for the Reorganization”, the second bullet point states that the pro forma expense ratios of the respective classes of the Growth Opportunities Fund are consistent with those of the corresponding classes of the Energy Fund.  Please disclose that the Energy Fund’s shareholders expenses will increase if the merger occurs.

Response:  The Registrant will make the change as requested.  But, will include additional information in order to more fully explain the expected impact on the Energy Fund’s shareholders.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely, /s/ Francine S. Hayes Francine S. Hayes

cc:           Amy Eisenbeis
Jane Kanter

EXHIBIT A

[Munder Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Munder Series Trust (File No. 333-169088)

In connection with a response being made on behalf of Munder Series Trust (“Registrant”) to comments you provided by phone on November 16, 2010 with respect to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (“Pre-Effective Amendment No. 1”) filed on EDGAR on September 29, 2010, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Pre-Effective Amendment No. 1;
•	the effectiveness of Pre-Effective Amendment No. 1will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•
the Registrant may not assert the effectiveness of Pre-Effective Amendment No. 1 as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on November 16, 2010.  Please do not hesitate to contact the undersigned at 248-647-9200 if you have any questions concerning the foregoing.

Sincerely, /s/ Stephen J. Shenkenberg Stephen J. Shenkenberg Vice President